PRESS RELEASE

Tembec announces launch of tender offer and consent solicitation of 11.25% senior secured notes due 2018

Montreal, Quebec, September 16, 2014 – Tembec Inc. (“Tembec”) announced today that its wholly-owned subsidiary, Tembec Industries Inc. (the “Company”), has commenced a cash tender offer and consent solicitation with respect to the Company’s outstanding US$305.0 million aggregate principal amount of 11.25% senior secured notes due 2018 (the “Notes”). The tender offer and consent solicitation is being made subject to the terms and conditions set forth in an Offer to Purchase and Consent Solicitation Statement (the "Statement") and a related Letter of Transmittal and Consent, each dated as of September 16, 2014 (the "Letter of Transmittal" and, collectively with the Statement, the "Offer Documents"), which more fully set forth the terms and conditions of the tender offer and consent solicitation. The tender offer and consent solicitation will expire at 11:59 p.m., New York City time, on October 14, 2014, unless extended or earlier terminated by the Company (the “Expiration Time”).

The tender offer is for any and all outstanding Notes. The cash consideration to be offered per US$1,000 principal amount of Notes tendered is set forth in the table below. In connection with the tender offer, the Company is also soliciting consents from the holders of the Notes for certain proposed amendments that would, among other things, amend certain redemption provisions and eliminate substantially all of the restrictive covenants and a number of the events of default contained in the indenture governing the Notes (the “Base Amendments”). In addition, if adopted, the proposed amendments will provide for the release of the liens on the collateral securing the Company’s obligations with respect to the Notes (the “Collateral Amendments” and together with the Base Amendments, the “Proposed Amendments”). Adoption of the Base Amendments requires the consent of the holders of at least a majority in aggregate principal amount of outstanding Notes and adoption of the Collateral Amendments requires the consent of holders of at least 662/3% in aggregate principal amount of outstanding Notes. Holders who tender their Notes will be deemed to consent to all of the Proposed Amendments and holders may not deliver consents to the Proposed Amendments without tendering their Notes in the tender offer.

Information related to the Notes, the tender offer and the consent solicitation is listed in the table below.

CUSIP	Outstanding Principal Amount of Notes	Description of Existing Notes	Total Consideration	Early Tender Payment	Tender Offer Consideration
87971K AG2	US$305,000,000	11.25% Senior Secured Notes due 2018	US$1,078.28	US$10.00	US$1,068.28

Holders validly tendering and not validly withdrawing their Notes at or before 5:00 p.m., New York City time, on September 29, 2014 (the “Early Tender Deadline”), and whose Notes are accepted for purchase, will receive the Total Consideration listed in the table above, which includes an early tender payment of US$10.00 per US$1,000 principal amount of Notes. Holders validly tendering their Notes after the Early Tender Deadline but at or before the Expiration Time will receive only the Tender Offer Consideration, an amount equal to the Total Consideration less the Early Tender Payment. Notes tendered may be withdrawn and the related consents may be revoked at any time at or before 5:00 p.m., New York City time, on September 29, 2014, but not thereafter, except as required by applicable law.

Provided that certain customary conditions to the tender offer, including a financing condition, have been satisfied or waived by the Company, payment for Notes accepted for purchase will be made (a) if the Company so elects, with respect to Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline, on any date between the Early Tender Deadline and the Expiration Time (the “Early Acceptance Date”), and (b) if the Company does not elect to have an Early Acceptance Date and with respect to Notes validly tendered after the Early Tender Deadline but at or before the Expiration Time, promptly after the Expiration Time. Holders whose tendered Notes are accepted for purchase also will receive accrued and unpaid interest from the most recent interest payment date for the Notes to, but not including, the applicable payment date for the Notes.

Any questions or requests for assistance concerning the tender offer and the consent solicitation may be directed to Deutsche Bank Securities Inc., the dealer manager and solicitation agent for the tender offer and the consent solicitation, at (855) 287-1922 (toll-free) or (212) 250-7527 (collect). Requests for additional copies of the Offer Documents may be directed to D.F. King & Co., Inc., the information agent and tender agent for the tender offer and the consent solicitation at (800) 967-4604 (toll-free) or (212) 269-5550 (collect).

This news release is for informational purposes only and does not constitute an offer or the solicitation of an offer to sell or buy any securities. The tender offer and the consent solicitation are being made only pursuant to the Offer Documents that the Company will be distributing to holders promptly. Holders and investors should read carefully the Offer Documents because they contain important information, including the various terms of and conditions to the tender offer and the consent solicitation. The tender offer and consent solicitation are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of Tembec, the Company, the dealer manager and the solicitation agent, the information agent, the tender agent or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their Notes in the tender offer or deliver their consents in the consent solicitation.

About Tembec

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. Tembec has approximately 3,500 employees and annual sales of approximately $1.6 billion. Tembec is listed on the Toronto Stock Exchange (TMB).

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements may involve, but are not limited to, statements regarding the payment of the Total Consideration and the Tender Offer Consideration, anticipated amendments to the indenture governing the Notes and the release of the liens on the collateral securing the Notes, the Company's intention to purchase or redeem any untendered Notes and related matters. Forward-looking statements also include statements relating, without limitation, to Tembec’s or its management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect”, “project”, “intend” and “plan”, the negative or variations thereof, and expressions of similar nature. These statements are based on certain assumptions and analyses made by Tembec in light of its experience and its perception of future developments. These forward-looking statements speak only as of the date stated or otherwise, as of the date of this press release, and, except as required by law, Tembec does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by these forward-looking statements will not be realized. Although Tembec believes that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct or Tembec may not achieve the financial results, savings or other benefits anticipated in the forward-looking statements. These forward-looking statements are necessarily estimates reflecting the best judgment of Tembec’s management and involve a number of known and unknown risks and uncertainties, some of which may be beyond Tembec’s control, which could cause its actual results, financial position, levels of activity, performance or achievements to differ materially from those suggested by the forward-looking statements, including, without limitation, those identified throughout Tembec’s public disclosure file available on the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov or on SEDAR at http://www.sedar.com. Risks, uncertainties and assumptions that could cause actual results to differ materially from the results indicated in the forward-looking statements include, among other things, the successful completion of a proposed financing, the completion of the tender offer and the receipt of consents sufficient to approve the Proposed Amendments. In addition, the tender offer and consent solicitation are subject to general market and other conditions and there are no assurances that the tender offer and consent solicitation will be completed or that the terms of the tender offer and consent solicitation will not be modified.

Information:
Michel Dumas
Executive Vice President, Finance and Chief Financial Officer
Tel.: 819 627- 4268
michel.dumas@tembec.com

Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775- 2819
linda.coates@tembec.com